[redacted]

08029752

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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.NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FCG Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Main Street, Suite 202
(No. and Street)

Chatham (City) New Jersey (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Combias (973) 635-7301
(Area Code -- Telephone No.)

Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 28 2008

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

Washington, DC
102

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Combias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCG Advisors, L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Cindy Marvin
Notary Public

CINDY J MARVIN
Notary Public, State of New Jersey
My Commission Expires June 5, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FCG ADVISORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

FCG ADVISORS, L.L.C.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
FCG Advisors, L.L.C.

We have audited the accompanying statement of financial condition of FCG Advisors, L.L.C. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FCG Advisors, L.L.C. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 25, 2008

FCG ADVISORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	940,317
Receivable from clearing broker		251,392
Securities owned, at market		14,847
Fees receivable		310,475
Other assets		39,679
Equipment, net		17,036
	$	1,573,746
LIABILITIES AND MEMBERS' EQUITY		
Liabilities, accrued expenses	$	530,135
Members' equity		1,043,611
	$	1,573,746

See accompanying notes to financial statements.

1. Nature of operations

FCG Advisors, L.L.C. (the "Company") is a broker-dealer located in Chatham, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is primarily comprised of agency commission transactions, riskless principal trading and investment advisory services. The Company also earns other income through reimbursement of office and other expenses, fee revenues and miscellaneous items.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Fee Revenues

Fee revenues are recognized based on the terms of the related contracts and financial information received by management reflecting the performance of the fund managers.

Securities Owned and Securities Sold, not yet Purchased, at Market

Marketable securities owned and securities sold, not yet purchased consist of equity securities at market values. Unrealized gains and losses are reflected in the revenues.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the declining-balance method over 5-7 years for furniture and fixtures and 5 years for computer and office equipment.

Securities Transactions

Securities transactions and the related income and expenses are recorded on a trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized, as earned, on a pro rata basis over the term of the contract.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns.

2. Summary of significant accounting policies (continued)

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. There was no allowance for doubtful accounts as of December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equipment

Details of equipment at December 31, 2007 are as follows:

Furniture and fixtures	$	51,008
Computer and office equipment		68,697
		119,705
Less accumulated depreciation		102,669
	$	17,036

4. Receivable from clearing broker

Receivable from clearing broker at December 31, 2007 is comprised of net cash held at clearing broker of approximately $251,000.

5. Commitment

The Company is obligated under an office lease expiring in August 2009. In addition to base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts.

5. Commitment (continued)

Future minimum annual rental payments under this lease are approximately as follows:

Year ending December 31,		
2008	$	129,000
2009		86,000
	$	215,000

Rent expense was approximately $128,000 for the year ended December 31, 2007.

6. Retirement plan

The Company has a retirement plan ("the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 15% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2007, the Company's contribution was approximately $54,000.

7. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $966,000 which was approximately $866,000 in excess of its minimum requirement of $100,000.

8. Exemption from Rule15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. All of the Company's securities transactions and the receivable from the clearing broker are pursuant to this clearance agreement.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution.

END